Exhibit 14

CODE OF ETHICS

In today's rapidly changing workplace, you will most likely encounter situations when the right thing to do is unclear.  For this reason, HyperSolar, Inc. has created the Code of Business Ethics (the Code).  The Code is designed to empower you to make the best choices every day.

What is the Code?

At HyperSolar, Inc., unwavering ethics is one of our core Company values.  Our everyday actions and decisions are driven by respect for each other, our customers, stockholders and communities.  We embrace honesty and integrity as enthusiastically as we embrace speed and change.  All of these factors have a common thread—doing the right thing.  And that matters a great deal at HyperSolar, Inc.  That's why the Code is so important.

The Code:
•	Identifies our ethical responsibilities to one another, our customers and business associates.
•	Provides summaries of Company policies that impact our everyday actions and decisions.
•	Includes questions and answers on difficult ethical matters.

RESPONSIBILITY TO EACH OTHER

At HyperSolar, Inc, our team is committed to learning, growing and living - and in an environment that values our unique talents, skills and experiences.  To continue to lead and innovate in our rapidly changing industry, we have a responsibility to each other to encourage new ideas, high-quality work, career opportunities and an entrepreneurial spirit.  Meeting those expectations requires treating each other in an ethical manner.

Highlighted Policies
•	Equal Employment Opportunity
•	Employment of Relatives
•	Environment, Health and Safety
•	Wage and Hours Standards
•	Non-Solicitation
•	Diversity
•	Offensive Behavior
•	Alcohol/Drugs/Controlled Substances
•	Loss Prevention

RESPONSIBILITY TO OUR STOCKHOLDERS

As employees, we have an obligation to HyperSolar, Inc stockholders to appropriately manage all Company assets.  We must convey information that is truthful and accurate, ensure our financial honesty and safeguard our brand.

Highlighted Policies
•	Maintaining Accurate Records and Financial Integrity
•	Securities Trading
•	Company Reputation
•	Information Disclosure
•	Information Security and Acceptable Usage
•	Intellectual Property

RESPONSIBILITY TO OUR BUSINESS ASSOCIATES
(VENDORS, SUPPLIERS, CONTRACTORS)

Building on the loyalty of our customers, the foundation of HyperSolar, Inc success is also strong relationships with suppliers and other business relationships.  Our business associates help provide our customers with access to the right products and services, on time, at competitive prices.

Highlighted Policies
•	Antitrust and Competition
•	Conflicts of Interest
•	Gifts, Gratuities and Vendor Relations

RESPONSIBILITY TO OUR COMMUNITIES

HyperSolar, Inc is committed to making a meaningful and lasting impact on the quality of life in the communities where our employees and customers live and work.  We will uphold the laws of each community and use our Company's ethical standards as the way we do business.

Highlighted Policies
•	Government Requests/Inquiries
•	International Business
•	Employment and Labor Issues

When to Seek Guidance

When you're unsure of the right thing to do, the questions below will help shed light on difficult decision-making.  At the end of the day, you will make the right decision and maintain both your integrity and that of the Company.
•	Does it comply with our Company policies and procedures?
•	Is it consistent with our Company values?
•	Is it fair and just?
•	Is it legal?
•	Could I take pride in my actions when telling my family?

No amount of business is worth compromising your integrity or the Company's reputation.

3